Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

AFFILIATE OF MONOMOY CAPITAL PARTNERS COMMENCES CASH TENDER OFFER FOR

ALL OUTSTANDING SHARES OF COBRA ELECTRONICS CORPORATION

NEW YORK, NY, September 10, 2014—Monomoy Capital Partners II, L.P. (“Monomoy”) today announced that its affiliate Venom Electronics Merger Sub, Inc. (“Purchaser”) has commenced the previously announced cash tender offer for all outstanding shares of common stock of Cobra Electronics Corporation (“Cobra”) (NASDAQ: COBR) at a price of $4.30 net per share, without interest and less applicable withholding taxes thereon.

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of August 27, 2014, among Cobra, Purchaser and Venom Electronics Holdings, Inc. (“Parent”), which Monomoy and Cobra announced on August 27, 2014. Purchaser and Parent are controlled by Monomoy.

The Cobra board of directors unanimously approved the proposed acquisition by Parent and recommends that Cobra’s stockholders accept the offer and tender their shares to Purchaser in the tender offer.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight (New York City time) at the end of the day on Tuesday, October 7, 2014, unless the tender offer is extended or earlier terminated.

Complete terms and conditions of the tender offer are set forth in an Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Parent and Purchaser with the Securities and Exchange Commission (“SEC”) on September 10, 2014. In addition, on September 10, 2014, Cobra will file a solicitation /recommendation statement on Schedule 14D-9 with the SEC relating to the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related material are available free of charge from Okapi Partners LLC, the information agent for the tender offer, toll-free at (855) 208-8903. Banks and brokers may call collect at (212) 297-0720. American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

About Cobra Electronics Corporation

Cobra Electronics is a leading global designer and marketer of communication and navigation products, with a track record of delivering innovative and award-winning products. Building upon its leadership position in the GMRS/FRS two-way radio, radar detector and Citizens Band radio industries, Cobra identified new growth opportunities and has aggressively expanded into the marine market and has expanded its European operations. The Consumer Electronics Association, Forbes and Deloitte & Touche have all recognized Cobra for the company’s innovation and industry leadership. To learn more about Cobra Electronics, please visit the Cobra site at www.cobra.com.

About Monomoy Capital Partners

Monomoy Capital Partners is a private equity firm with $700 million in committed capital that makes controlling investment in middle market businesses in the manufacturing, distribution, consumer product and foodservice sectors. Over the past five years, Monomoy has closed 43 middle market acquisitions. Its portfolio companies generate over $1.2 billion in combined sales and employ more than 6,000 people across four continents. Monomoy implements customized business improvement programs at its portfolio companies that reduce operating expenses, increase profitability and support profitable growth. Please visit www.mcpfunds.com for a detailed description of Monomoy and its portfolio companies.

Additional Information About the Tender Offer

The tender offer described in this news release has commenced, but this news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Cobra. Purchaser will file on September 10, 2014 a tender offer statement on Schedule TO with the SEC and Cobra will file on September 10, 2014 a solicitation/recommendation on

Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Cobra common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by Cobra’s stockholders before any decision is made with respect to the tender offer. These materials will be sent free of charge to all of Cobra’s stockholders when available. The tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

COBRA STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.